Exhibit 99.1

PRESS RELEASE

Jeanine Wai is appointed Vice President,
Investor Relations North America of TotalEnergies

Paris, June 1, 2023 – Jeanine Wai is appointed Vice President Investor Relations for North America of TotalEnergies, effective June 1, 2023. She replaces Robert Hammond who elected to retire from the Company.

Jeanine Wai began her career in 2001 with Chevron as a process engineer in Downstream specializing in hydrocracking and base oils. From 2009, she alternatively held corporate, buy-side and sell-side positions, including Oil & Gas financial analysis and M&A at Bechtel, as an Exploration & Production analyst at Nexus Asset Management, and 13 years of Upstream Oil & Gas equity research at JPMorgan, Citi, and most recently as the Senior US Integrated Oil and Exploration & Production analyst at Barclays since 2018.

Jeanine Wai is graduated with honors with a B.S in Chemical Engineering from the University of California, Berkeley and holds an M.B.A from the MIT Sloan School of Management.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).